                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)

                               (AMENDMENT NO. __)(1)


                                 EBONLINEINC.COM
                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   27871P 10 3
                                 (CUSIP Number)

                                 SUSAN E. MCAVOY
                        15825 SHADY GROVE ROAD, SUITE 50
                            ROCKVILLE, MARYLAND 20850
                                 (301) 947-0100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 12, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                             (PAGE 1 OF 10 PAGES)

--------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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----------------------                     -------------------------------------
CUSIP No. 27871P 10 3           13D          Page 2 of 10 Pages
----------------------                     -------------------------------------

------------- ------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
              S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Eastbrokers International Incorporated
              I.R.S. Identification No.:
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                        (b) |_|
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- ------------------------------------------------------------------
   NUMBER OF SHARES     7           SOLE VOTING POWER
BENEFICIALLY OWNED BY               2,691,773 shares of Common Stock.
EACH REPORTING PERSON
         WITH
                        ----------- --------------------------------------------
                        8           SHARED VOTING POWER

                        ----------- --------------------------------------------
                        9           SOLE  DISPOSITIVE  POWER 2,691,773 shares of
                                    Common Stock.
                        ----------- --------------------------------------------
                        10          SHARED DISPOSITIVE POWER

------------- ------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,691,773 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                      |_|
              (11) EXCLUDES CERTAIN SHARES

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              48.9% of Common Stock, based on 5,500,000 shares of Common Stock issued and outstanding at July 19, 1999. See Item 5 herein.
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------

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ITEM 1.   SECURITY AND ISSUER.

This Statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $.001 par value per share ("Common Stock"), of EBonlineinc.com (the "Issuer"), a Delaware corporation having its principal executive offices at 15825 Shady Grove Road, Suite 50, Rockville, Maryland 20850.

ITEM 2.   IDENTITY AND BACKGROUND.

Corporate Securityholder

     (a)  This   statement   is  being   filed  by   Eastbrokers   International
          Incorporated ("Eastbrokers"), a Delaware corporation.

     (b) The address of the principal executive office and of the principal business of Eastbrokers is 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850.

     (c)  The principal business of Eastbrokers:

          Eastbrokers  International  operates  a  diversified,   international,
          investment banking and securities brokerage network through controlling ownership of independent broker-dealers and financial services firms located in the United States and Central and Eastern Europe.

     (d) During the last five years, Eastbrokers has not been convicted in a criminal proceeding.

     (e) During the last five years, Eastbrokers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers, Directors and/or Persons Controlling Eastbrokers.

     Martin A. Sumichrast.

     (a) This statement is also being filed by Martin A. Sumichrast, a director and the President, Chief Executive Officer and Chairman of the Board of Eastbrokers.

     (b)  Mr.  Sumichrast's   business  address  is  Eastbrokers   International
          Incorporated, 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850.

     (c) Mr. Sumichrast 's principal occupation is as director, President, Chief Executive Officer and Chairman of the Board of Eastbrokers.

     (d) During the last five years, Mr. Sumichrast has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Sumichrast has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Sumichrast is a citizen of the United States and a resident of Maryland.

Kevin D. McNeil.

     (a) This statement is also being filed by Kevin D. McNeil, the Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Eastbrokers.

     (b) Mr. McNeil's business address is EBI Securities Corporation, 6300 South Syracuse Way. Suite 645, Englewood, Colorado, 80206.

     (c) Mr. McNeil's principal occupation is as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Eastbrokers.

     (d) During the last five years, Mr. McNeil has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. McNeil has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McNeil is a citizen of the United States and a resident of Colorado.

Wolfgang Koessner.

     (a) This statement is also being filed by Wolfgang M. Kossner, Vice Chairman of the Board of directors of Eastbrokers.

     (b) Mr. Kossner's business address is General Partners Beteiligungs AG, Freyenthurn 1, 9020 Klagenfurt, Austria.

     (c) Mr. Kossner's principal occupation is as principal shareholder and a member of the supervisory board of General Partners Beteiligungs AG.

     (d) During the last five years, Mr. Kossner has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Kossner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Kossner is a citizen of Austria.

Michael Sumichrast, Ph.D.

     (a) This statement is also being filed by Michael Sumichrast, Ph.D., a director of Eastbrokers.

     (b)  Dr.  Sumichrast's   business  address  is  Eastbrokers   International
          Incorporated, 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850.

     (c) Dr. Sumichrast's principal occupation is as Eastbrokers International Incorporated, 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850..

     (d) During the last five years, Dr. Sumichrast has not been convicted in a criminal proceeding.

     (e) During the last five years, Dr. Sumichrast has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Dr. Sumichrast is a citizen of the United States and a resident of Maryland.

Dr. Lawrence Chimerine

     (a) This statement is also being filed by Dr. Lawrence Chimerine, a director of Eastbrokers.

     (b) Dr. Chimerine's business address is Radnor International Consulting, 880 Briarwood Road, Newtown Square, Pennsylvania 19073.

     (c) Dr. Chimerine's principal occupation is as economist for Radnor International Consulting.

     (d) During the last five years, Dr. Chimerine has not been convicted in a criminal proceeding.

     (e) During the last five years, Dr. Chimerine has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Dr. Chimerine is a citizen of the United States and a resident of Pennsylvania and Washington, DC.

Jay R. Schifferli, Esq.

     (a) This statement is also being filed by Jay R. Schifferli, Esq., a director of Eastbrokers.

     (b) Mr. Schifferli's business address is Kelley Drye & Warren LLP, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, CT 06901-3229.

     (c) Mr. Schifferli's principal occupation is as a partner of Kelley Drye & Warren LLP, an international law firm with offices in the United States, Europe and Asia.

     (d) During the last five years, Mr. Schifferli has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Schifferli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Schifferli is a citizen of the United States and a resident of Connecticut.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 12, 1999, EBonlineinc.com, Inc., a private corporation organized under the laws of Delaware, was merged (the "Merger") with and into CERX Venture Corporation ("CERX"), a publicly held Nevada corporation. Immediately prior to the Merger, CERX changed its name to EBonlineinc.com. Upon consummation of the Merger, EBonlineinc.com was the surviving corporation and EBonlineinc.com, Inc. ceased to exist. In connection with the Merger, Eastbrokers, owner of seventy percent of the issued and outstanding shares of common stock of EBonlineinc.com, Inc. ("EBonlineinc.com, Inc. Common Stock"), received 2,691,773 shares of common stock of EBonlineinc.com in exchange for its shares of EBonlineinc.com, Inc. Common Stock. The Merger is intended to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

ITEM 4.   PURPOSE OF TRANSACTION.

The securities of the Company referenced herein were acquired for investment purposes.

While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to, or would result in, the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in this
Schedule 13D, the Reporting Persons (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Corporate Securityholder

     (a) As of the date hereof, Eastbrokers is the record and beneficial owner of 2,691,773 shares of Common Stock. This number represents 48.9% of the issued and outstanding shares of Common Stock, based on 5,500,000 shares issued and outstanding at July 19, 1999.

     (b) Eastbrokers has sole voting power over and sole power to dispose of all 2,691,773 shares of Common Stock beneficially owned by it.

     (c) There have been no transactions effected by Eastbrokers in the Common Stock other than the transactions described in Item 3 hereof.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,691,773 shares of Common Stock.

     (e)  Not applicable.

Executive Officers, Directors and/or Persons Controlling Eastbrokers.

     Martin A. Sumichrast.

     (a) As of the date hereof, Martin A. Sumichrast is the record and beneficial owner of 250,000 shares of Common Stock. This number represents 4.5% of the issued and outstanding shares of Common Stock, based on 5,500,000 shares issued and outstanding at July 19, 1999.

     (b) Martin A. Sumichrast has sole voting power over and sole power to dispose of all 250,000 shares of Common Stock beneficially owned by him.

     (c) There have been no transactions effected by Martin A. Sumichrast in the Common Stock other than the purchase by Martin A. Sumichrast of 250,000 shares of Common Stock from John D. Brasher, Jr., the majority shareholder, President, Chief Executive Officer, Chairman of the Board and Secretary of EBonlineinc.com prior to the Merger, made in connection with the Merger on July 12, 1999 for a nominal price of $10.00.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 250,000 shares of Common Stock.

     (e)  Not applicable.

     Kevin D. McNeil.

     (a) As of the date hereof, Kevin D. McNeil does not beneficially own, directly or indirectly any shares of Common Stock.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     Wolfgang Koessner.

     (a) As of the date hereof, Wolfgang Koessner does not beneficially own, directly or indirectly any shares of Common Stock.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     Michael Sumichrast, Ph.D.

     (a)  As  of  the  date  hereof,   Michael   Sumichrast,   Ph.D.,  does  not
          beneficially own, directly or indirectly any shares of Common Stock.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     Dr.  Lawrence Chimerine

     (a) As of the date hereof, Dr. Lawrence Chimerine does not beneficially own, directly or indirectly any shares of Common Stock.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     Jay  R. Schifferli, Esq.

     (a) As of the date hereof, Jay R. Schifferli, Esq. does not beneficially own, directly or indirectly any shares of Common Stock.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    EASTBROKERS INTERNATIONAL INCORPORATED


                                               July 22, 1999
                               -------------------------------------------------
                                                  (Date)
                                /s/ Martin A. Sumichrast
                               -------------------------------------------------
                                                (Signature)

                                  Martin A. Sumichrast, President
                               -------------------------------------------------
                                                (Name/Title)